LONMIN PLC
4 GROSVENOR PLACE, LONDON SW1X 7YL
TEL 020 7201 6000 FAX 020 7201 6100

03 MAY 22 7:21


03050724


LONMIN

TCH/vr

16 May 2003

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

Dear Sirs

RULE 12G3-2 EXEMPTION, REGISTRATION NO 82.191
LONMIN PLC (FORMERLY KNOWN AS LONRHO PLC)

In accordance with Rule 12g3-2(a)(2)(b)(1)A(i)(ii) I enclose hereto a copy of the Company's new release dated 16 May 2003 in respect of a potential transaction between Ashanti and Anglogold.

Yours faithfully

T C Heritage (Mrs)
Assistant Secretary

Encs

dlw 5/27

News Release Issued By Lonmin Plc on Friday 16 May 2003

Lonmin Notes the Announcement of a Potential Transaction Between Ashanti and Anglogold

Lonmin Plc ("Lonmin") notes the announcement made today by Ashanti Goldfields Company Limited ("Ashanti") concerning the proposed merger of Ashanti and AngloGold Limited ("AngloGold").

Lonmin can confirm that, as a major shareholder in Ashanti, it is in discussion with AngloGold concerning the Company's shareholding in Ashanti.

Further information:

Click here for the Ashanti website

Anthony Cardew/Jackie Range, CardewChancery Tel: +44 (0) 20 7930 0777